September 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Joyce Sweeney, Staff Accountant

Re:	salesforce.com, inc.

Form 10-K for the Fiscal Year Ended January 31, 2012

Filed March 9, 2012

File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated August 24, 2012 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.	We note your disclosure indicating that cash provided by operating activities “has historically been affected by: the amount of net income (loss); sales of subscriptions, support and professional services; changes in working capital accounts, particularly increases and seasonality in accounts receivable and deferred revenue as described above, the timing of commission and bonus payments, and the timing of collections from large enterprise customers; add-backs of non-cash expense items such as depreciation and amortization, amortization of debt discount and the expense associated with stock-based awards.” This disclosure is general in nature and does not provide specific insight into your operating cash flows and how these factors specifically impacted your operating cash flows during the periods presented. We note in your Q4 2012 and Q1 2013 earnings calls you provide a DSO metric, as well as other factors such as decreasing dollar and percentage attrition, longer contract terms, and significant large-value deal sizes impacting deferred revenues. Please tell us the following with regard to your discussion of operating cash flows:

•	What consideration was given to quantifying and explaining significant fluctuations in working capital accounts, particularly those that increased or decreased disproportionately to revenue growth;

•

With regard to how you manage accounts receivable, what consideration was given to providing a more specific discussion of DSO and factors such as the timing of large deals, changes in billing terms or changes in collections, to the extent applicable; and

•

What consideration was given to disclosing the specific factors that affected the change in deferred revenues from period to period as well as key operational or financial metrics you track in evaluating deferred revenues and revenues. In this regard, on page 36 you refer to greater operational discipline around annual invoicing and that you occasionally bill customers for multi-year contracts on a single invoice which results in an increase in noncurrent deferred revenue. To the extent factors such as this impact changes in deferred revenues, please quantify and explain them.

Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

In response to the Staff’s comment, we will revise future filings to include additional discussions of significant fluctuations in our working capital accounts necessary to convey a deeper understanding of operating cash flows, including a specific discussion of Days Sales Outstanding and the relationship of this metric to deferred revenue, as well as other factors to the extent applicable. We intend to provide this additional disclosure commencing with our Form 10-K filing for the fiscal year ended January 31, 2013.

Below is an illustration of the proposed disclosure that we anticipate including, using our fiscal 2012 filing:

Liquidity and Capital Resources

At January 31, 2012, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $1.4 billion and accounts receivable of $683.7 million.

Net cash provided by operating activities was $591.5 million during fiscal 2012 and $459.1 million during the same period a year ago. Cash provided by operating activities has historically been affected by: the amount of net income (loss) adjusted for non-cash expense items such as depreciation and amortization, amortization of debt discount, and the expense associated with stock-based awards; the reclassification of excess tax benefits from employee stock plans to cash flows from financing activities; the timing of employee related costs including commissions and bonus payments; the timing of collections from our customers, which is our largest source of operating cash flows; and changes in working capital accounts.

Our working capital accounts consist of accounts receivables and prepaid assets and other current assets. Claims against working capital include accounts payable, accrued expenses and other current liabilities and our convertible notes. Our working capital may be impacted by factors in future periods, certain amounts and timing of which are seasonal, such as billings to customers for subscriptions and support services and the subsequent collection of those billings.

As described above in “Seasonal Nature of Deferred Revenue and Accounts Receivable,” our fourth quarter has historically been our strongest quarter for new business and renewals. The year on year compounding effect of this seasonality in both billing patterns and overall business causes the value of invoices that we generate in the fourth quarter to increase as a proportion of our total annual billings. Additionally, due to greater operational discipline and increased multi-year billings, the value of customer billings during the fourth quarter of fiscal 2012 contributed to a higher accounts receivable balance as of January 31, 2012 than as of January 31, 2011.

We generally invoice our customers for our subscription and services contracts in advance in annual or quarterly installments. Such amounts are initially reflected in accounts receivable and deferred revenue, which is reflected on the balance sheet. The operating cash flow benefit of increased billing activity generally occurs in the subsequent quarter when we collect from our customers.

In fiscal 2012, net cash provided by operating activities increased $132.4 million over the same period a year ago primarily due to higher net income after adjusting for depreciation and amortization and stock-based compensation, and a $30.0 million decrease in the excess tax benefits from employee stock plans which improved operating cash flow results.

The increase in accounts receivable described above caused an increase in days sales outstanding (“DSO”), which is calculated by dividing period end accounts receivable by average daily sales for the period. DSO was 100 days at January 31, 2012 compared with 86 days at January 31, 2011.

DSO fluctuates from period to period and year over year primarily due to the seasonal nature of our customer billings. Although period end accounts receivable fluctuates because of these factors, the average daily sales for the period does not. Because of our subscription services business model, we recognize revenue ratably over the terms of our customer contracts. Accordingly, our average daily sales is not influenced by factors such as seasonality, invoice duration and invoice timing.

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Concentrations of Credit Risk and Significant Customers, page 67

2.	With regard to your presentation of revenue by geographic region, we note that you disclose revenue attributed to the Americas but do not separately disclose revenues attributed to the United States. Please tell us what consideration was given to the guidance in ASC 280-10-50-41(a) which requires separate disclosure of revenues attributed to your country of domicile.

We respectfully advise the Staff that, in future filings we will qualitatively disclose the revenue attributed to the United States consistent with ASC 280-10-50-41(a) in response to the Staff’s comment. The added disclosure will be included in our footnotes commencing with our Form 10-K filing for the fiscal year ended January 31, 2013.

Below is an illustration of the proposed disclosure that we anticipate including, using our fiscal 2012 filing:

Revenues by geographical region are as follows (in thousands):

	Fiscal Year Ended January 31,
	2012	2011	2010
Revenues by geography:
Americas	$1,540,289	$1,135,019	$923,823
Europe	408,456	291,784	232,367
Asia Pacific	317,794	230,336	149,393

	$2,266,539	$1,657,139	$1,305,583

Approximately __%, __% and __% of the Americas revenue in fiscal 2012, 2011 and 2010, respectively, is attributed to the United States.

Note 6. Income Taxes, page 95

3.	Please tell us whether you have undistributed earnings of foreign subsidiaries and if so, the amount of such earnings and the related deferred tax liability, if any. If you have undistributed earnings with no related tax liability, tell us what consideration was given to providing the disclosures required under ASC 740-30-50.

We respectfully advise the Staff that we had undistributed earnings of foreign subsidiaries with no related deferred tax liability because there would be no net tax liability upon distribution after considering foreign tax credits. Accordingly, we believe no disclosure was required.

Note 8. Legal Proceedings, page 99

4.	We note that on June 7, 2011 you entered into a preliminary settlement agreement with respect to a California state wage and hour lawsuit that had been filed against the company early in 2011 and that the estimated expense for the settlement is approximately $0.04 per diluted share. Please tell us what consideration was given to the disclosure requirements of ASC 450-20-50-4 for each period during which this lawsuit was unresolved including periods prior to the preliminary settlement. Additionally, please tell us the following:

•	The date the lawsuit was filed;

•	The timing of the settlement discussions;

•	The estimated dollar amount of the loss; and

•	The status of the settlement.

In response to the Staff’s comment, we are supplementally providing below additional information for the Staff regarding the California wage and hour lawsuit, Stevens v. salesforce.com, et. al., and a summary of the chronology, from the time of filing, through to its resolution five months later, and to the ultimate payment of the settlement in August 2012, and our consideration of the disclosure requirements of ASC 450-20-50-4 for each of the reporting periods prior to our preliminary settlement of the matter. Confidential treatment has been requested for the redacted portions of this response as noted by the inclusion of [CONFIDENTIAL***] below. The omitted confidential redacted portion has been provided separately to the Commission.

On January 7, 2011, the Stevens lawsuit was filed in the Superior Court of California, County of San Francisco.

A former salesman brought the Stevens lawsuit against us alleging that he was improperly classified as a salaried employee, rather than an hourly employee. As a result of the alleged misclassification, he claimed to be entitled to receive overtime pay, penalties for missed meal and rest breaks, and other damages during the period in which he was employed. The Company denied the former employee’s allegations.

The former employee styled the lawsuit as a class action and requested that the court appoint him the legal representative of what was alleged to be hundreds of current and former salespeople who had worked for the Company over the four-year period prior to the initiation of the lawsuit.

[CONFIDENTIAL***]

On March 23, 2011, we filed our Form 10-K for the fiscal year ending January 31, 2011.

[CONFIDENTIAL***]

At the time of the filing of our Form 10-Q on May 26, 2011, [CONFIDENTIAL***].

[CONFIDENTIAL***]

At the mediation on June 7, 2011, [CONFIDENTIAL***] we agreed to a preliminary settlement of the lawsuit covering the class for $9.2 million plus approximately $500,000 of the employer’s share of payroll taxes on the portion of the settlement attributed to lost wages ($0.04 per diluted share in total). [CONFIDENTIAL***] The preliminary settlement remained subject to court approval.

As a result, we accrued [CONFIDENTIAL***] liability for the Stevens litigation in our second quarter of fiscal 2012 as reported in our Form 10-Q filed on September 6, 2011.

On April 25, 2012, the court approved the settlement.

On June 25, 2012, the settlement became “final” as the time for any appeal had passed, and no appeal had been taken.

On August 16, 2012, we paid the settlement in full.

For the reasons noted above, we respectfully submit that we appropriately considered and applied ASC

450-20-50-4 in each of our periodic reports during the pendency of the Stevens lawsuit.

*    *    *

Finally, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 778-3040, my facsimile number is (415) 513-4172 and my email address is burke.norton@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and Chief Legal Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.

Graham Smith, Executive Vice President and Chief Financial Officer, salesforce.com, inc.

Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati

Craig R. Smith, Ernst & Young LLP